Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Compton Petroleum announces management changes

     CALGARY, April 29 /CNW/ - Compton Petroleum Corporation (TSX - CMT, NYSE
- CMZ) wishes to announce the following management changes.
     Mr. Norman Knecht, Vice President, Finance and Chief Financial Officer
('CFO'), has resigned from the Company effective May 12, 2009. Mr. Knecht will continue in his position until the Annual and Special General Meeting to facilitate the transition with the new CFO. In addition, Mr. Murray Stodalka,
Vice President, Operations and Engineering, resigned from the Company on March
31, 2009 to pursue other opportunities.
     Mr. C.W. Leigh Cassidy, CA, CFA, will be appointed to the position of
Vice President, Finance and CFO upon Mr. Knecht's departure. In the interim,
Mr. Cassidy will act in an advisory capacity for the Company.
     Mr. Cassidy is an accomplished senior financial executive, bringing over
20 years of extensive restructuring, capital and debt market experience with multi-national companies including Bow Valley Energy, UTS Energy, Household
International, Emtech Ltd. and Procter and Gamble. Most recently, he was CFO of Bow Valley Energy, where he directed negotiations with the international bank syndicate and creditors for restructuring the company's credit facilities, and navigated the company through a successful strategic review process and company sale. At UTS Energy, Mr. Cassidy structured, defined and arranged financing for the company's interests as it changed its focus from a diverse natural resources investor to the development of the Fort Hills oil sands project. His career also included completing the structuring and financing of Signet Energy and the strategic refocusing of Household Financial
Corporation.
     In his new position, Mr. Cassidy will lead the Company's financial restructuring efforts, enhance corporate reporting and stewardship and play an active role in the development of the organization's strategic direction. Mr.
Cassidy holds an Honours Bachelor of Business Administration degree from the
Wilfrid Laurier University, holds a Chartered Financial Analyst designation, and is a Chartered Accountant.
     Additionally, Ms. Susan J. Soprovich, CMA, has joined Compton as
Director, Investor Relations, to lead Compton's communications strategy and direction. Ms. Soprovich brings expertise through her experience in both corporate and consulting capacities. Recently, she was Vice President,
Investor Relations and Corporate Governance at Bankers Petroleum Ltd. where she was responsible for the strategic direction of the company's international investor and public relations, and regulatory activities. Prior to Bankers,
Ms. Soprovich was employed in increasingly senior roles at various resource companies including Fording Canadian Coal Trust, Cavell Energy, Gulf Canada
Resources and PanCanadian Petroleum. Ms. Soprovich holds an Honours Bachelor of Commerce degree from the University of Manitoba, and is the author of The
Canadian IR Practitioner column in the Canadian Investor Relations Institute's national publication.
     "The addition of Leigh and Susan brings additional strength to our management team," said Tim Granger, President and Chief Executive Officer.
"Leigh's capital market and restructuring expertise along with Susan's investor relations and communications experience will be of significant value as we move forward with our strategic direction."
     Mr. Granger continued, "I would like to sincerely thank Norm and Murray for their many years of service and contribution to Compton through their roles in the Company's development. In addition, their support through the early stages of the organization's transition was greatly appreciated. On behalf of the Board and the Company, I wish them well in their future endeavors."

     Forward Looking Statements

     Certain information regarding the Company contained herein constitutes forward-looking information and statements and financial outlooks
(collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National
Instrument 51-102 Continuous Disclosure Obligations and the United States
Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures,
(ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Company's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton. Statements relating to
"reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

     The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing Compton's changes in management. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement. The
Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

     About Compton Petroleum Corporation

     Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.
     %SEDAR: 00003803E          %CIK: 0001043572

     /For further information: Susan J. Soprovich, Director, Investor
Relations, Ph: (403) 668-6732, Fax: (403) 237-9410, Email:
investorinfo(at)comptonpetroleum.com, Website: www.comptonpetroleum.com/
     (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 16:30e 29-APR-09